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18006790

SEC Mail Processing Section
MAR 05 2018
Washington DC
415

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**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-47039 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2017 (MM/DD/YY) AND ENDING December 31, 2017 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sprott Global Resource Investments Ltd.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1910 Palomar Point Way, Suite 200
(No. and Street)

| Carlsbad | CA | 92008 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

Bay Adelaide Centre, 333 Bay Street, Suite 4600, Toronto, Ontario, Canada M5H 2S5

| (Address) | (City) | (State) | (Zip Code) |
|---|---|---|---|

**CHECK ONE:**

- [ ] Certified Public Accountant
- [ ] Public Accountant
- [X] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Gretchen Carter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sprott Global Resource Investments Ltd., as of December 31, 20 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

Chief Financial Officer
Title

(Certificate Attached)
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**CALIFORNIA JURAT WITH AFFIANT STATEMENT** **GOVERNMENT CODE § 8202**

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______
2 ______
3 ______
4 ______
5 ______
6 ______

*Signature of Document Signer No. 1* *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Diego

Subscribed and sworn to (or affirmed) before me on this 28th day of February, 2018, by
*Date* *Month* *Year*
(1) Gretchen Carter
(and (2) ______ ),
*Name(s) of Signer(s)*

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

LAURA ACEVEDO
Notary Public – California
San Diego County
Commission # 2191551
My Comm. Expires May 11, 2021

Signature Laura Acevedo
*Signature of Notary Public*

*Seal*
*Place Notary Seal Above*

***OPTIONAL***

*Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.*

**Description of Attached Document**

**Title or Type of Document:** Form X-17A-5 **Document Date:** ______

**Number of Pages:** 2 **Signer(s) Other Than Named Above:** ______

**SPROTT GLOBAL RESOURCE INVESTMENTS, LTD.**

**YEAR ENDED DECEMBER 31, 2017**

**Statement of Financial Condition**

**[Expressed in U.S. Dollars]**

**SPROTT GLOBAL RESOURCE INVESTMENTS, LTD.**

**CONTENTS**

KPMG

**KPMG LLP**
**Chartered Professional Accountants**
Bay Adelaide Centre
333 Bay Street Suite 4600
Toronto, ON M5H 2S5
Canada

Telephone: (416) 777-8500
Fax: (416) 777-8818
Internet: www.kpmg.ca

## Report of Independent Registered Public Accounting Firm

To the Partners and the Board of Directors
Sprott Global Resource Investments, Ltd.:

*Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of Sprott Global Resource Investments, Ltd. (the Partnership) as of December 31, 2017, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership as of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

*Basis for Opinion*

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Partnership's auditor since 2016.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

February 27, 2018
Toronto, Canada

# SPROTT GLOBAL RESOURCE INVESTMENTS, LTD.
# STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2017

### ASSETS

| | |
|---|---|
| Cash | $ 1,364,903 |
| Cash and cash equivalents at clearing broker | 2,988,682 |
| Securities owned, at fair value (Note 3) | 789,257 |
| Commissions receivable | 398,950 |
| Receivable from affiliates (Note 5) | 2,752,983 |
| Furniture, equipment and leasehold improvements, net of accumulated depreciation of $944,543 | 153,783 |
| Other assets | 919,278 |
| ***Total assets*** | **$ 9,367,836** |

### LIABILITIES AND PARTNERS' CAPITAL

| | |
|---|---|
| **LIABILITIES:** | |
| Commissions and salaries payable | $ 838,291 |
| Accrued expenses and other liabilities | 183,774 |
| Payable to affiliates (Note 5) | 1,117,868 |
| ***Total liabilities*** | 2,139,933 |
| **PARTNERS' CAPITAL:** | |
| General partner | $ 72,278 |
| Limited partner | $ 7,155,625 |
| ***Total partners' capital*** | 7,227,903 |
| ***Total liabilities and partners' capital*** | **$ 9,367,836** |

## *NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

***Organization and Business***

Sprott Global Resource Investments, Ltd. (the "Partnership") is a California limited partnership which was organized on September 24, 1993. On May 25, 2012, Global Resource Investments, Ltd. changed its name to Sprott Global Resource Investments, Ltd. The Partnership is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The general partner of the Partnership is Rule Investments, Inc. ("RII"). The Partnership generates the majority of its business from the United States and substantially all of the Partnership's assets are located in the United States.

The Partnership, under Rule 15c3-3(k)(2)(ii), is exempt from the customer protection - reserve and possession or control requirements of Rule 15c3-3 of the SEC. The Partnership does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Partnership by its clearing broker, RBC Capital Markets, LLC ("RBC CM" or "carrying broker") on a fully disclosed basis. As at December 31, 2017, the carrying broker also acts as its custodian for the Partnership's proprietary investments. RBC CM is registered with the SEC and is a member of FINRA; as a result, it is required to maintain minimum levels of regulatory capital at all times. The Partnership's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Partnership is a member.

The Partnership and other affiliated entities are under common ownership and management control of Sprott Inc. ("SII"). The existence of this control could result in the Partnership's operating results or financial position being significantly different from those that would have been obtained if the Partnership were autonomous.

These financial statements have been prepared in accordance with the accounting principles generally accepted in the United States. The significant accounting policies are outlined below.

***Securities Valuation and Revenue Recognition***

The Partnership records revenue from traditional commission-based brokerage services provided to its clients on a trade-date basis and includes commissions revenue.

***NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)***

***Securities Valuation and Revenue Recognition*** *(continued)*

Corporate finance advisory revenue is recorded when the underlying transaction is substantially completed under the terms of the engagement and is included in commissions revenue. A portion of this revenue may be received in the form of derivative securities, such as warrants, whereby management may determine to hold for an extended period of time should future appreciation be probable. Derivative securities are reported in securities owned on the statement of financial condition.

The Partnership records its securities owned on a trade-date basis. Realized gains or losses are recorded upon disposition of investments and calculated based upon the difference between the proceeds and the cost basis determined using the specific identification method. Realized gains or losses and all other changes in valuation income.

Expenses related to commissions revenue and investment and trading gains are recorded on a trade-date basis.

The Partnership values its securities in accordance with Accounting Standards Codification 820 - Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Partnership uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Partnership. Unobservable inputs reflect the Partnership's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

***NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)***

***Securities Valuation and Revenue Recognition*** *(continued)*

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Partnership's own data.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Partnership in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Partnership's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Partnership uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Partnership values investments in securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at the bid price on the last business day of the year.

## *NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)*

***Securities Valuation and Revenue Recognition*** *(continued)*

Over-the-counter ("OTC") contracts have market prices that can be observed in the marketplace. The Partnership's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported market price. These securities are included in Level 1 of the fair value hierarchy for actively traded markets and Level 2 of the fair value hierarchy for markets that are not actively traded.

Restricted securities of publicly traded companies are valued at the fair value of the public company's publicly traded securities less a discount. The Partnership discounts the unrestricted fair values based upon various factors such as the length of the restriction period. These securities are included in Level 2 of the fair value hierarchy.

The Partnership's investments in private companies consist of direct private equity investments. The transaction price, excluding transaction costs, is typically the Partnership's best estimate of fair value at inception. When evidence supports a change to the carrying value from the transaction price, adjustments are made to reflect expected exit values. Ongoing reviews by the Partnership's management are based on an assessment of each underlying investment, incorporating valuations that consider the evaluation of financing and sale transactions with third parties, comparable transactions and the overall stability of the principal market where the security would trade if the security were public. These non-public securities are included in Level 3 of the fair value hierarchy.

Transfers between the fair value hierarchy levels are determined using the fair value on the actual date of circumstance that caused the transfer.

***Foreign Currency***

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Foreign currency translation adjustments arise from changes in the fair values of assets and liabilities, other than investments in securities, resulting from changes in exchange rates. This amount is reported as interest and other income in the statement of income.

### *NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)*

#### ***Furniture, Equipment and Leasehold Improvements***

Furniture and equipment are depreciated on a declining balance basis over the expected useful life which ranges from 1 to 5 years. Leasehold improvements are amortized on a straight line basis over the life of the lease term.

#### ***Profit and Loss Allocations***

Profits and losses from operations are allocated to partners based on the Agreement of Limited Partnership. dated September 27, 1993. The Agreement of Limited Partnership generally provides for this allocation to be made based on the respective partners' capital accounts.

#### ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

#### ***Cash Equivalents***

For purposes of the statement of cash flows, the Partnership has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

#### ***Stock-based Compensation***

On June 2, 2011, the Partnership adopted an Equity Incentive Plan ("EIP") for its US employees. The Partnership may allocate common shares of its ultimate shareholder, SII, to employees as either (i) restricted stock, (ii) unrestricted stock or (iii) restricted stock units ("RSUs"), the resulting common shares of which will be issued from the treasury of SII.

***NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)***

The Partnership uses the fair value method to account for equity settled share-based payments with employees. Compensation expense is determined using the closing price of SII stock on the day the RSU is granted and is recognized over the vesting period with a corresponding increase to partners' capital. RSUs vest in installments which require a graded vesting methodology to account for these share-based awards. On the conversion of the RSUs to common stock, SII issues the capital stock and is reimbursed by the Partnership. There were no RSUs issued in 2017.

***Income Taxes***

The financial statements do not include a provision for United States federal, state or local income taxes because the Partnership is not a taxable entity and its partners are taxed on their respective share of partnership earnings.

***Future Changes in Accounting Policies***

The following are recent accounting pronouncements effective for the Partnership in future years.

*Revenue from Contracts with Customers*

In May 2014, the FASB and International Accounting Standards Board ("IASB") issued guidance to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and International Financial Reporting Standards ("IFRS"). Revenue must be recognized when the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, has occurred. Implementation of this guidance will require the Partnership to identify contracts with customers, identify the performance obligations in the contracts, determine the transaction prices, allocate the transaction prices to the performance obligations in the contracts, and recognize revenue when or as the entity satisfies the performance obligations. The guidance becomes effective for the December 31, 2018 annual reporting period. The Partnership is evaluating the effect of this new guidance on the consolidated financial statements.

## *NOTE 2 - NET CAPITAL REQUIREMENTS*

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2017, the Partnership had net capital and net capital requirements of $2,527,988 and $250,000, respectively. The Partnership's net capital ratio (aggregate indebtedness to net capital) was 0.85 to 1. According to Rule 15c3-1, the Partnership's net capital ratio shall not exceed 15 to 1.

## *NOTE 3 - FAIR VALUE MEASUREMENTS*

The Partnership's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 1 for a discussion of the Partnership's policies.

The following table presents information about the Partnership's assets measured at fair value and its categorization in the fair value hierarchy as of December 31, 2017:

| | Level 1 | Level 2 | Level 3 | Balance as of December 31, 2017 |
|---|---|---|---|---|
| **Assets:** | | | | |
| Public equities | $ 101,896 | — | — | 101,896 |
| Private securities | — | — | 43,464 | 43,464 |
| Common share purchase warrants | — | 643,897 | — | 643,897 |
| Securities, at fair value | **$ 101,896** | **$ 643,897** | **$ 43,464** | **$ 789,257** |

There were no transfers between Level 1, Level 2 and Level 3 during the year.

Changes in Level 3 assets measured at fair value for the year ended December 31, 2017 are as follows:

| | Balance as at December 31, 2016 | Purchases of Securities | Proceeds from Sale of Securities | Transfers to Level 1 or 2 | Realized and Unrealized Gains/(Losses) | Balance as at December 31, 2017 |
|---|---|---|---|---|---|---|
| **Assets:** | | | | | | |
| Private equities | **$ 39,674** | **$ —** | **—** | **$ —** | **$ 3,790** | **$ 43,464** |

## *NOTE 4 - COMMITMENTS*

The Partnership leases office space and equipment from unrelated parties under non-cancelable operating leases expiring through June 2022. Future minimum rental commitments under these leases are approximately as follows:

| Year | | Total |
|---|---|---|
| 2018 | $ | 484,598 |
| 2019 | | 498,916 |
| 2020 | | 513,663 |
| 2021 | | 528,852 |
| 2022 | | 199,014 |
| | $ | **2,225,043** |

Total rental expense, including the leases referred to above, was $515,303 for the year ended December 31, 2017.

## *NOTE 5 - RELATED PARTY TRANSACTIONS*

The Partnership is affiliated with Resource Capital Investment Corporation ("RCIC") through common ownership. RCIC is the general partner of thirteen investment partnerships, Exploration Capital Partners 1998-B Limited Partnership, Exploration Capital Partners 2000 Limited Partnership, Exploration Capital Partners 2005 Limited Partnership, Exploration Capital Partners 2006 Limited Partnership, Exploration Capital Partners 2008 Limited Partnership, Exploration Capital Partners 2009 Limited Partnership, Exploration Capital Partners 2012 Limited Partnership, Exploration Capital Partners 2014 Limited Partnership, Resource Income Partners Limited Partnership, Natural Resource Income Investing Limited Partnership, Sprott Natural Resource Lending Fund 2016 LP , Sprott Rights & PIPES I and Sprott Rights & PIPES VII (collectively "Exploration"). For the year ended December 31, 2017, RCIC reimbursed the Partnership $1,518,291 for its portion of selling, general, administration and compensation overhead. As of December 31, 2017, the Partnership has a receivable from RCIC for $394,865.

The Partnership receives normal fees charged for the execution of purchases and sales of securities from Exploration. For the year ended December 31, 2017, the Partnership received $114,440 in commissions and trading fees from Exploration.

The Partnership is also affiliated with Sprott Asset Management USA ("SAM USA") by virtue of common ownership. The Partnership receives a fee for providing back office management and administrative services. For the year ended December 31, 2017, the Partnership earned $154,809 for the performance of such services and had a receivable from SAM USA of $654,645 of which $244,841 relates to salaries paid on behalf of SAM USA.

The Partnership pays the general partner a management fee of $3,000 each calendar quarter. For the year ended December 31, 2017, the Partnership paid management fees of $12,000 of which $9,000 remained payable to RII at December 31, 2017. As of December 31, 2017, the Partnership has other receivable from RII of $30,321 and payable of $9 million.

The Partnership is affiliated with Sprott Private Wealth LP ("SPW"), a subsidiary of SII. The Partnership participates from time to time in the selling of SPW brokered business and is paid a fee for this service. As of December 31, 2017, the Partnership had a receivable of $16,567 and a payable to SPW of $16,381.

The Partnership is affiliated with SII. The Partnership is charged certain expenses by SII and subsequently reimburses these costs to SII. For the year ended December 31, 2017, the Partnership was charged $160,030 of head office costs and had a payable to SII of $262,107. The Partnership also recovers expenses from SII for general, administration and compensation overheads. For the year ended December 31, 2017, the Partnership paid $58,037 on SII's behalf of which $33,063 is receivable at year end.

The Partnership is also affiliated with Sprott Asset Management LP ("SAM"), a subsidiary of SII In the normal course of business, SAM and the Partnership incur expenses on each other's behalf which are reimbursed on a periodic basis. For the year ended December 31, 2017, the Partnership incurred $1,866,544 of costs on behalf of SAM while SAM incurred costs of $78,550 on behalf of the Partnership. As of December 31, 2017, the Partnership has a payable of $145,342 to SAM and a receivable of $1,317,578.

The Partnership is affiliated with Sprott Resource Lending Partnership ("SRLP"), a subsidiary of SII. In the normal course of business, SRLP and the Partnership may incur expenses on each other's behalf which are reimbursed on a periodic basis. For the year ended December 31, 2017, the Partnership incurred $328,687 of costs on behalf of SRLP while SRLP incurred costs of $3,532 on behalf of the Partnership. As of December 31, 2017, the Partnership has a receivable of $251,872 and payable of $3,647.

In the normal course of business, the Partnership and other subsidiaries of SII may incur expenses on each other's behalf which are reimbursed on a periodic basis.

As of December 31, 2017, the Partnership has additional receivables from wholly-owned subsidiaries of SII as follows:

| | December 31, 2017 |
|---|---|
| Sprott Consulting LP ("SC LP") | 36,000 |
| Sprott Resource Lending Corp ("SRLC") | 18,072 |

As of December 31, 2017, the Partnership has additional payables to wholly-owned subsidiaries of SII as follows:

| | December 31, 2017 |
|---|---|
| RCIC | 36,484 |
| SAM USA | 617,907 |
| SC LP | 27,000 |

## *NOTE 6 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES*

The Partnership's future operating results may be affected by several factors. The investments of the Partnership may be affected by general and local economic, political and social conditions that can affect the prices of the securities in countries in which companies undertake their activities. Markets can also be affected by currency fluctuations, new tax and environmental legislation, laws restricting sales of natural resources and the absence of liquidity in the securities.

In the normal course of business, the Partnership's client activities through its clearing broker involve the execution, settlement, and financing of various client securities transactions. These activities may expose the Partnership to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Partnership may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In the Partnership's trading activities, the Partnership has purchased securities for its own account and may incur losses if the market value of the securities changes subsequent to December 31, 2017.

The Partnership has a significant portion of its assets on deposit with clearing brokers. Assets deposited with clearing brokers are subject to credit risk. In the event of a clearing broker's insolvency, the amounts held with the clearing brokers could be subject to forfeiture.

The Partnership's financial instruments not carried at fair value, including cash, receivables, payables and other liabilities are carried at amounts which approximate fair value given their short-term maturity.

The Partnership clears all of its trades through a major U.S. financial institutions. In the event the carrying broker does not fulfill its obligations, the Partnership may be exposed to risk of loss on securities owned and receivable from the clearing broker. The Partnership attempts to minimize this risk by monitoring the creditworthiness of its clearing broker.

In the ordinary course of business, the Partnership enters into contracts that contain a variety of representations and warranties that provide indemnifications to the counterparties under certain circumstances. The Partnership's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Partnership that have not yet occurred. The Partnership expects the risk of loss to be remote.

## *NOTE 7 - SUBSEQUENT EVENTS*

The Partnership has performed an evaluation of subsequent events that have occured subsequent to the statement of financial condition date and through to February 27, 2018 which is the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments in these financial statements

Sprott

February 28, 2018

Office of Investor Education and Assistance
Securities and Exchange Commission
100 F. Street N.E.
Washington, DC 20549

**Re: Audited Financial – Sprott Global Resource Investments, Ltd. - CRD No. 35878**

Dear Ladies and Gentlemen:

Please find enclosed herewith the audited Financial Statements, Confidential Report Pursuant to Rule 17a-5(d) and the Independent Auditors' Report on Internal Accounting Control required by SEC Rule 17a-5, the audited Statement of Financial Condition, the SIPC-7 and the Exemption Report of Sprott Global Resource Investments, Ltd., a California Limited Partnership (the "Company"), which is engaged in the business of a securities broker/dealer. Said financials and SIPC-7 cover the Company's activities for the fiscal year 2017 and were prepared by the independent certified public accountants, KPMG LLP.

Please feel free to contact me at 800-477-7853 if you have any questions regarding these financials.

Very truly yours,

**SPROTT GLOBAL RESOURCE INVESTMENTS, LTD.**

Gretchen Carter
Chief Financial Officer

Enclosures

Sprott Global Resource Investments, Ltd. • Member FINRA/SIPC
1910 Palomar Point Way, Suite 200 • Carlsbad, CA 92008
Phone: 760-444-5254 • Toll Free: 800-477-RULE • Fax: 760-683-6752 • www.sprottglobal.com